

July 10, 2014

<u>**Via Email**</u>
Sabastian Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: **Darden Restaurants, Inc.**
          Current Report on Form 8-K
          Filed June 30, 2014
          File No. 001-13666

Dear Mr. Niles:

We have reviewed your filings and have the following comments.

1.   Please refer to Exchange Act Rule 14a-1(l), which sets forth the definition of "solicitation", which would include written communications that are used to effect a solicitation. In Exhibit 99.1, the filing persons set forth risk factors, which include statements regarding the potential contested annual meeting, the shareholder proponents and possible consequences relating to a change of control. It would appear that such statements fall within the definition set forth in Rule 14a-1(l) and should be filed as soliciting materials pursuant to Rule 14a-12. Please file the materials under cover of Schedule 14A or advise.

2.   Please see our comment above. Please confirm your understanding that you are required to assess whether each written communication leading up to the annual meeting is soliciting material, which would need to be filed under cover of Schedule 14A. Refer generally to the Proxy Rules & Schedule 14A, July 2001 Third Supplement/Compliance & Disclosure Interpretations at D.1.available at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

· the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions